SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE TO
___________________

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(l) or 13(e)(l)
of the Securities Exchange Act of 1934
(Amendment No. 4)
____________________

Energy Services of America Corporation
(Name of Subject Company (Issuer)

Energy Services of America Corporation
Name of Filing Person (Issuer)

Warrants to purchase Shares of Common Stock
(Title of Class of Securities)

29271Q 10 3
(CUSIP Number of Shares Underlying Warrants)

Marshall T. Reynolds	Copies of all correspondence to:
Chairman of the Board	Alan Schick, Esq.
Energy Services of America Corporation	Luse Gorman Pomerenk & Schick, P.C.
2450 First Avenue	5335 Wisconsin Avenue, N.W., Suite 780
Huntington, West Virginia 25703	Washington, DC 20015
(304) 528-2791	(202) 274-2000
(304) 528-2762 Facsimile	(202) 362-2902 Facsimile
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
___________________

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee
$8,047,231.00	$934.28

*
Estimated for purposes of calculating the amount of the filing fee only. Energy Services of America Corporation (the “Company”) is offering holders of 20,276,923 of the Company’s warrants (the “Warrants”), which consist of (i) 17,200,000 warrants initially issued in the Company’s initial public offering, and (ii) 3,076,923 warrants initially issued to certain of the Company’s founding shareholders in a private placement that closed immediately prior to its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.0001 per share (“Shares”) by tendering eight and one-half (8½) Warrants in exchange for one (1) Share.  In addition, there are 900,000 warrants (the “UPO Warrants”) underlying an option to purchase units (“Unit Purchase Option”) issued to the Company’s underwriter in connection with the Company’s initial public offering that will be outstanding in the event that the Unit Purchase Option is exercised. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-1l(b) of the Securities Exchange Act of 1934, as amended, which equals $116.10 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on May 24, 2011, which was $0.38.

[x]
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$934.28	Filing Party:	Energy Services of America Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	June 1, 2011

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[  ]            third-party tender offer subject to Rule 14d-1
[x]            issuer tender offer subject to Rule 13e-4.
[  ]            going-private transaction subject to Rule 13e-3.
[  ]            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

SCHEDULE TO

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (as previously and hereby amended, the “Schedule TO”) originally filed with the SEC on June 1, 2011, by Energy Services of America Corporation, a Delaware corporation (the “Company”) amends and supplements the Schedule TO, the Offer Letter, dated June 1, 2011, and the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(B), respectively, to the Schedule TO (together, as amended, and with any subsequent amendments or supplements thereto, the “Offer Letter”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”), which would entitle the holders to purchase an aggregate of 20,276,923 shares of the Company, par value $0.0001 per share (the “Shares”), on the following terms: holders of Warrants will receive one (1) Share in exchange for every eight and one-half (8½) Warrants tendered by the holders thereof.  As a condition to closing, the Unit Purchase Option (see below) may not be exercised during the Offer Period.  In the event that the Unit Purchase Option is exercised during the Offer Period, the Company intends to waive this condition and amend the Schedule TO and the Offer Letter to (i) extend the Offer to the holders of an additional 900,000 UPO Warrants (see below); (ii) revise the terms of the Offer such that holders of Warrants will receive one (1) Share in exchange for every nine (9) Warrants tendered, and (iii) extend the Offer Period by at least ten (10) business days from the date that the amended Schedule TO is filed with the SEC.  The exercise price of the Unit Purchase Option is $7.50 per Unit.  The maximum number of Shares that will be issued in connection with the Offer is 2,385,520.  The Offer is subject to the terms and conditions set forth in the Offer Letter. The Warrants consist of (i) publicly traded warrants to purchase an aggregate of 17,200,000 Shares that were part of Units issued in the Company’s initial public offering (the “Public Warrants”), and (ii) warrants to purchase an aggregate of 3,076,923 Shares that were issued in a private placement that closed simultaneously with the initial public offering (the “Private Warrants”).  In addition, there are 900,000 warrants (the “UPO Warrants”) that underlie an option to purchase Units (“Unit Purchase Option”) issued to the Company’s underwriter in connection with the Company’s initial public offering that will be outstanding in the event that the Unit Purchase Option is exercised.  The ratio of the exchange was selected by the Company in recognition of the significance of the sale of the Units in the initial public offering (which included the Public Warrants) and the Private Warrants to the success of the Company, and in order to provide the holders of the Warrants with an incentive to exchange the Warrants.  Pursuant to a registration statement on Form S-3 (SEC File No. 333-172314), the Warrants and the Shares underlying the Warrants were registered for sale by the Company (and, in the case of 3,076,923 Private Warrants and 3,076,923 Shares underlying the Private Warrants, were registered for sale by the selling shareholders set forth in the registration statement).  The registration statement also registered the 450,000 Units underlying the Unit Purchase Option (the “UPO Units”) and 450,000 Shares underlying the UPO Warrants.

Item 11.  Additional Information.

Items 1 through 11 of the Schedule TO are amended and supplemented to include the following:

“In accordance with the Offer Letter, on August 4, 2011, the Company extended the Offer until 5:00 p.m. Eastern time on Wednesday, September 28, 2011, unless further extended.  Also on August 4, 2011, pursuant to the terms of the warrants, the Company extended the expiration date of the warrants until 5:00 p.m. Eastern time on October 12, 2011.  The full text of the press release issued by the Company on August 4, 2011 announcing the extension of the Offer and the expiration date of the warrants  is filed as Exhibit (a)(5)(H) to the Schedule TO and is incorporated by reference into the Schedule TO.”

Accordingly, all references to the Expiration Date in the Offer Letter are hereby amended to be references to “5:00 p.m., Eastern time on September 28, 2011” and all references to the expiration date of the warrants set forth in the Offer Letter are hereby amended to be references to “October 12, 2011.”

Item 1 of the Schedule TO is amended and supplemented to include the following:

The penultimate sentence of the third paragraph of the Offer Letter is deleted and replaced with the following:

“The Company does not intend to reduce the exercise price.  On August 4, 2011, the Company extended the expiration date of the Warrants until 5:00 p.m. Eastern time on October 12, 2011.”

The third sentence of the section captioned “Summary—The Warrants” is deleted and replaced with the following:

“By their terms, the Warrants will expire on October 12, 2011, unless the Company extends the expiration date, as permitted under the Warrant Agreements.”

The last sentence of the section captioned “Summary—The Warrants” is deleted and replaced with the following:

“ On August 4, 2011, the Company extended the expiration date of the Warrants until 5:00 p.m. Eastern time on October 12, 2011.”

Item 4 of the Schedule TO is amended and supplemented to include the following:

The second sentence of the second paragraph of the section captioned “The Offer—1. General Terms” is deleted and replaced with the following.

“The Company may extend the expiration date of the Warrants beyond October 12, 2011 during the Offer Period, as permitted under the Warrants.  ”

The last sentence of the second paragraph of the section captioned “The Offer—1. General Terms” is deleted and replaced with the following:

“On August 4, 2011, the Company extended the expiration date of the Warrants until 5:00 p.m. Eastern time on October 12, 2011.”

The last sentence of the second paragraph of the section captioned “The Offer—2. Procedure for Tendering Warrants—B. Conditions to the Offer is deleted and replaced with the following:

“In the event that we terminate the Offer, all Warrants tendered by a Warrant holder in connection with the Offer shall be returned to such Warrant holder and the Warrants will expire in accordance with their terms on October 12, 2011 and will otherwise remain subject to their original terms.”

The fifth paragraph of the section captioned “The Offer—10.  Extensions; Amendments; Conditions; Termination” is deleted and replaced with the following:

“We may terminate the Offer if any of the conditions of the Offer are not satisfied prior to the Expiration Date.  In the event that we terminate the Offer, all Warrants tendered by a Warrant holder in connection with the Offer shall be returned to such Warrant holder and the Warrants will expire in accordance with their terms on October 12, 2011 or on such other date to which the Company extends the expiration of the Warrants, and will otherwise remain subject to their original terms.”

Item 11 of the Schedule TO is amended and supplemented to include the following:

The last sentence of the subsection captioned “(a)  Agreements, Regulatory Requirements and Legal Proceedings” is deleted and replaced with the following

“The Company is currently considering its options before deciding on a course of action.  On August 4, 2011, the Company extended the offering period until 5:00 p.m. on September 21, 2011, and extended the expiration date of the warrants until 5:00 p.m. on October 12, 2011 so that the Company could continue to consider whether to request the consent of the stockholders and to allow the stockholders sufficient time to consider and vote on the issue if the Company does decide to present the issue to stockholders for consideration.”

The last sentence of the section captioned “The Offer—12.  Risk Factors; Forward-Looking Statements—We will not issue fractional Shares or fractional Warrants.  We will not pay cash in lieu of fractional Shares or in lieu of Warrants that do not result in the issuance of a Share” is deleted and replaced with the following:

“Any Warrants that you hold after the exchange is effected will expire in accordance with their terms on October 12, 2011 or on such other date to which the Company extends the expiration of the Warrants.”

Item 12. Exhibits.

Exhibit Number	Description
(a)(5)(H)	Press Release dated August 4, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:/s/ Edsel R. Burns
Edsel R. Burns
Chief Executive Officer
DATE: August 4, 2011

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(H)	Press Release dated August 4, 2011.